**CFT Securities, LLC**
**Statement of Cash Flows**
**Year Ended December 31, 2015**

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net income | $ | 96,882 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | | 5,013 |
| Changes in operating assets and liabilities: | | |
| Receivables from clearing organizations | | (73,588) |
| Prepaid expenses | | 8,167 |
| Security deposit | | 2,425 |
| Accounts payable and accrued expenses | | 122,818 |
| Total adjustments to net income | | 64,835 |
| | | |
| Net cash provided by operating activities | | 161,717 |
| | | |
| Cash flows from investing activities: | | |
| Purchase of property and equipment | | (5,327) |
| | | |
| Cash flows from financing activities: | | |
| Member capital withdrawals | | (100,000) |
| | | |
| Net increase in cash and cash equivalents | | 56,390 |
| | | |
| Cash and cash equivalents - beginning of year | | 260,048 |
| | | |
| Cash and cash equivalents - end of year | $ | 316,438 |

The Notes to Financial Statements are an integral part of this statement.